File No.82-34675

Our Ref : BS(2002)294(JL)

1st November, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


02055849

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the following documents for your attention :

1. The Monthly Return on Movement of Listed Equity Securities filed by the
    Company with the Stock Exchange of Hong Kong Limited (the "HKSE") for the
    month ended 31st October, 2002.

Please note that the above documents are being furnished to the Securities and
Exchange Commission (the "SEC") on behalf of the Company pursuant to the
exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule
12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the
understanding that such information and documents will not be deemed to be "filed"
with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that
neither this letter nor the furnishing of such information and documents shall
constitute an admission for any purpose that the Company is subject to the Act.

2002-01. 1000) W.

Monthly Return On Movement of Listed Equity Securities

(For the month ended : __31st October 2002__) 02 NOV -5 AM 8: 16

To: E-Business & Information Services of Hong Kong Exchanges and Clearing Ltd.
Fax No: 2521 7072

From: __BOC Hong Kong (Holdings) Limited__
(Name of Company)

____Jason C. W. Yeung____ Tel No: __2846 2700__
(Name of Responsible Official)

Date: __1st November 2002__

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: √ 2. Preference shares:

3. Other classes of shares: please specify: _____

4. Warrants: please specify: _____

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ Other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	20,000,000,000	5.00	100,000,000,000
Increase/(Decrease) (EGM approval date): (_____)	Nil	N/A	Nil
Balance at close of the month	20,000,000,000	5.00	100,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	10,572,780,266	Nil	Nil
Increase/(Decrease) during the month:	Nil	Nil	Nil
Balance at close of the month:	10,572,780,266	Nil	Nil

(D) Details of Movement
*Please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	

1. Ordinary shares
  Exercise Price:
  HK$
2. Ordinary shares
  Exercise price:
  HK$
3. Ordinary shares
  Exercise Price:
  HK$
4. Ordinary shares
  Exercise price:
  HK$
	Nil				Nil	

WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	

1. _____
  Subscription price:
  HK$_____
 	
2. _____
  Subscription price:
  HK$_____
	Nil				Nil	

CONVERTIBLES* Class	Units	Converted (Units)			Units	
_____ Convertible price: HK$ _____	Nil				Nil	
OTHER ISSUES OF SHARES*						
Rights Issue Placing Bonus Issue Scrip Dividend Repurchase of share Redemption of share Consideration issue Others (Please specify)	Price: Price: Price: Price:	Issue and allotment Date: Issue and allotment Date: Issue and allotment Date: Issue and allotment Date: Cancellation Date: Redemption Date: Issue and allotment Date: Issue and allotment Date:			Nil	
Total No. of ordinary shares/preference shares/other classes of shares Increased/(decreased) during the month:						- ======

Remarks: _____

_____

Authorised Signatory:

_____

Name : Jason C. W. Yeung
Title : Company Secretary

<u>Notes:</u>
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.